UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Translation of registrant’s name into English)

c/o Beijing REIT Technology Development Co., Ltd.

Building X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $0.001	RETO	Nasdaq Capital Market

On November 23, 2021, local time, Reto Eco-Solutions, Inc. (the “Company”) held its 2021 annual meeting of shareholders (the “Annual Meeting”).  The number of shares of common stock entitled to vote at the Annual Meeting was 27,579,501 shares. The number of shares of common shares present or represented by valid proxy at the Annual Meeting was 11,434,509 shares. The proposals are described in detail in the Company’s Proxy Statement filed with the U.S. Securities and Exchange Commission on October 29, 2021. The final results for the votes regarding each proposal are set forth below.

1.	That the following constitutes the number of votes voted with respect to the following persons as Directors of the Company.

	FOR	WITHHOLD
HENGFANG LI	11,416,318	18,191
GUANGFENG DAI	11,417,019	17,490
SHUHUA MA	11,417,226	17,283
AUSTIN HUANG	11,416,718	17,791
ZHI LI	11,417,023	17,486
ZHIZHONG HU	11,416,763	17,746
LIDONG LIU	11,417,023	17,486

Accordingly, each such person has been duly elected as a Director to hold such office until the 2021 Annual Meeting of Shareholders or until his or her successor is elected and shall qualify.

2.	That the following constitutes the number of shares voted with respect to the ratification of YCM CPA, Inc. to serve as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2021.

FOR	AGAINST	ABSTAIN
11,425,250	8,849	410

Accordingly, YCM CPA, Inc. has been ratified to serve as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2021.

3.	That the following constitutes the number of shares voted with respect to the authorization and approval of the Company’s 2021 Equity Incentive Plan.

FOR	AGAINST	ABSTAIN
11,188,764	240,680	5,065

Accordingly, the Company’s 2021 Equity Incentive Plan has been authorized and approved.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 24, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2021	RETO ECO-SOLUTIONS, INC.

	By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer and Director

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